Production Group International
                                2200 Wilson Blvd.
                            Arlington, VA 22201-3324
                               tel. (703) 528-8484
                               fax (703) 528-1724






                                October 29, 1998





Attn:  Suzanne Riley
Securities & Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Dear Ms. Riley:

         We respectfully request that PGI's registration on Form S-1 #333-14879 be withdrawn. There are no plans at this time to go public with our stock, and no public or private offering or sale of common stock has been made. Presently, the market conditions do not warrant a public offering.

         A decision was made by management to raise ten million in capital, privately, through a convertible preferred stock offering. As noted in the registration, the Initial Public Offering was a sale of common stock. The preferred stock offering was closed in March, 1998. Attachment A is a list of the participants in the private offering. As you can see, ten were corporate shareholders and the remainder were officers or directors of PGI, Inc., previous preferred shareholders of PGI, Inc. or employees of previous corporate shareholders. If you have any questions or need additional assistance, please contact me at (703) 312-9148.

                                          Sincerely,

                                          Production Group International



                                          By: /s/Cynthia Engel
                                             -----------------------------------
                                             Cynthia Engel
                                             President & Chief Operating Officer

Enclosure

                                                                    ATTACHMENT A


                                    PGI, Inc.



------------------------------------------------------ -----------------------------------------------------
Name of Company/Individual                             Total Shares
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Mellon Bank                                            653,106
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
WLD/Lamont Partners                                    402,333
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Sierra Ventures IV, L.P.                               361,077
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Sierra Ventures IV International                       14,458
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Trident Capital Fund-I, C.V.                           30,227
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Trident Capital Fund I, L.P.                           152,799
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Orchid & Co.                                           273,477
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Merifin Capital, N.V.                                  493,882
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Frederic C. Hamilton                                   32,655
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Mercury Partners                                       128,058
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Donald Dixon - PGI Board Member/Trident Capital        28,572
Partner
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Robert C. McCormack - PGI Board Member/Trident         257,143
Capital Partner
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Stanford University                                    4,285
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Cyril Wismar - Officer PGI, Inc.                       1,500
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Alexander Mackenzie - Officer PGI, Inc.                3,000
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
John Morange                                           8,143
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Christopher Marshal - Trident Capital Partner          7,143
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Todd Springer - Trident Capital Partner                4,285
------------------------------------------------------ -----------------------------------------------------
------------------------------------------------------ -----------------------------------------------------
Mark N. Sirangelo - Founder PGI, Inc.                  1,000
------------------------------------------------------ -----------------------------------------------------
